SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                    HIGH GROWTH THROUGOUT EUROPE FOR RYANAIR

Ryanair, Europe's No. 1 low-fares airline today (Wednesday, 24th August 2005) celebrated a month of significant traffic milestones throughout Europe. Ryanair now operates 250 routes across 21 countries and this year will carry 35 million passengers.

Ryanair's Head of Communications, Peter Sherrard, said:

        "All over Europe this month we have hit significant milestones in our passenger numbers. These figures are driven by the extraordinary demand for our lowest fares and No.1 customer service delivery".

                       PASSENGER LANDMARKS IN AUGUST 2005

Country    Start of Operations      Total Pax to date        Savings
Italy                     1998             24 m               EUR2.4 b
France                    1997             12 m               EUR1.2 b
Spain                     2002              9 m               EUR0.9 b
Sweden                    1997            7.5 m              EUR0.75 b

Ends.                         Wednesday, 24th August 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 August 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director